

November 3, 2010

Michael J. McCann
Chief Financial Officer
PHI, Inc.
2001 SE Evangeline Thruway
LaFayette, LA 70508

     Re: **PHI, Inc.**
            Form 10-K: For the Fiscal Year Ended December 31, 2009
            File No. 000-09827
            Filed March 8, 2010

Dear Mr. McCann:

     We have completed our review of your filing and do not have any further comments at this time.

               Sincerely,

               Lyn Shenk
               Branch Chief